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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15561

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Federated Securities Corp___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___1001 Liberty Avenue___
(No. and Street)

___Pittsburgh___   PA   15222-3779
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Jeremy D. Boughton___   ___412-288-6325___   ___Jeremy.Boughton@FederatedHermes.com___
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Ernst & Young Certified Public Accountants___
(Name – if individual, state last, first, and middle name)

___5 Times Square___   New York   NY   10036
(Address)   (City)   (State)   (Zip Code)

___10/20/2003___   42
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jeremy D. Boughton_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Federated Securities Corp_____, as of ___December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
SANDRA NANCY CAMPBELL - Notary Public
Allegheny County
My Commission Expires Nov 17, 2023
Commission Number 1128442

Signature: _Jrry D. Boughton_

Title: _____
Assistant Treasurer

Sandra Nancy Campbell
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2021

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2021

Contents



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Federated Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Company) as of December 31, 2021, the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

February 25, 2022

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	1,022
Receivable from affiliates, net		18,284
Prepaid expenses		854
Other current assets		520
Total current assets		20,680
Long-Term Assets:		
Goodwill		1,831
Property and equipment, net of accumulated depreciation of $617		46
Long-term deferred tax asset, net		262
Other long-term assets		9
Total long-term assets		2,148
Total assets	$	22,828
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		8,739
Total shareholder's equity		22,828
Total liabilities and shareholder's equity	$	22,828

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands)

Revenue:		
Service fees, net	$	46,989
Commission income		1,486
Total revenue		48,475
Operating Expenses:		
Compensation and related		86,199
Distribution		30,217
Advertising and promotional		7,499
Other		10,116
Expense reimbursement, net of charges, from affiliated companies		(85,955)
Total operating expenses		48,076
Operating income		399
Nonoperating Expense:		
Interest expense on long-term incentive program		(136)
Total nonoperating expense		(136)
Income before income taxes		263
Income tax provision		49
Net income	$	214

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands)

	Capital Stock		Additional Paid-In Capital		Retained Earnings		Total Shareholder's Equity
Balance at January 1, 2021	$	17	$	14,072	$	8,525	$ 22,614
Net income		0		0		214	214
Balance at December 31, 2021	$	17	$	14,072	$	8,739	$ 22,828

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands)

Balance at January 1, 2021	$	0
Additions and/or reductions		0
Balance at December 31, 2021	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands)

Operating Activities:		
Net income	$	214
Adjustments to reconcile net income to net change in cash equivalents from operating activities:		
Depreciation		43
Benefit from deferred income taxes		(76)
Changes in assets and liabilities:		
Decrease in prepaid expenses		503
Increase in receivable from affiliates, net		(684)
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		1,022
Cash equivalents, end of year	$	1,022

(The accompanying notes are an integral part of these financial statements.)

7

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the Company) is an indirect, wholly owned subsidiary of Federated Hermes, Inc. (Federated Hermes). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is registered as an investment advisor under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment is highly liquid and may be redeemed upon demand.

(d) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the management of the Company's operations as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is available. The Company uses a quantitative approach to test for impairment of goodwill. Management has concluded that goodwill is not impaired as of December 31, 2021.

(e) Revenue Recognition

The Company generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. The Company also receives underwriter commissions related to the distribution of certain Class A shares. The Company may waive certain fees for competitive reasons such as to maintain positive or zero net yields on certain money market funds or to meet contractual requirements. The Company waived service fees of $156.4 million for the year ended December 31, 2021, all of which was for competitive reasons. During 2021, fee waivers to maintain positive or zero net yields total $122.8 million and were partially offset by a related reduction in Distribution expense of $120.8 million such that the net impact to the Company was $2.0 million in reduced operating income. Service fees are shown net of these waivers on the Statement of Income.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(e) Revenue Recognition, (continued)

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. For distribution revenue streams, control is transferred to the customer at a point in time upon investor subscription and/or redemption. Measurement of distribution revenue is based on contractual fee rates and the fair value of assets under management over the time period the investor remains in the fund. The revenue for these services is accounted for as variable consideration, and is subject to factors outside of the Company's control, including investor activity and preferences and market volatility, and is recognized as these uncertainties are resolved.

The Company has contractual arrangements with third parties to provide certain fund-related services. Management considers whether the Company is acting as the principal service provider or as an agent to determine whether its revenue should be recorded based on the gross amount received from the funds or net of payments to third-party service providers. The Company would be considered a principal service provider if it controls the service that is transferred to the customer. Alternatively, the Company would be considered an agent when it does not control the service, but rather arranges for the service to be provided by another party. Generally, the less the customer is directly involved with or participates in making decisions regarding the ultimate third-party service provider, the more supportive the facts are that the Company is acting as the principal in these transactions and should therefore report revenues on a gross basis. All of the Company's revenue is recorded gross of payments made to third parties.

Management judgments are used when reviewing newly-created contracts and/or materially-modified contracts to determine whether: (1) the Company is the principal agent; (2) a contract has multiple performance obligations when the Company is paid a single fee; and (3) two or more contracts should be combined. A change in the conclusion of whether the Company is the principal or agent would result in a change in the revenue being recorded gross or net of payments made to third parties. Different conclusions for the remaining two judgments may change the line items to which revenue is being recorded.

(f) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $3.3 million for the year ended December 31, 2021. This was included in Advertising and promotional expense on the Statement of Income.

(g) Share-Based Compensation

Federated Hermes issues shares for share-based awards from treasury stock. The Company recognizes compensation costs based on grant-date fair value for all share-based awards. For restricted stock awards, the grant-date fair value of the award is calculated as the difference between the closing fair value of Federated Hermes' Class B common stock on the date of grant and the purchase price paid by the employee, if any. Federated Hermes' awards are generally subject to graded vesting schedules. Compensation and related expense is generally recognized on a straight-line basis over the requisite service period of the award and is adjusted for actual forfeitures as they occur. For awards with provisions that allow for accelerated vesting upon retirement, the Company recognizes expense over the shorter of the vesting period or the period between grant date and the date on which the employee meets the minimum required age for retirement. Compensation and related expense could include dividends paid on forfeited awards.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(h) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated Hermes. As part of the Federated Hermes consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated Hermes' consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(2)   CONCENTRATION RISK

Approximately 69% of the Company's total revenue for 2021 was derived from services provided to three Federated Hermes-sponsored funds, the Federated Hermes Kaufmann Fund (45%), the Federated Hermes Kaufmann Small Cap Fund (13%), and the Federated Hermes Strategic Value Dividend Fund (11%). A significant and prolonged decline in assets under management in these funds could have a material adverse effect on the Company's future revenues.

(3)   FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price that would be paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair-value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets may include equity and debt securities that are traded in an active exchange market, including shares of mutual funds.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

(3)   FAIR VALUE MEASUREMENTS (continued)

NAV Practical Expedient – Investments that calculate NAV per share (or its equivalent) as a practical expedient. These investments have been excluded from the fair value hierarchy.

Cash equivalents totaled $1.0 million as of December 31, 2021 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated Hermes management's current plan to settle this item in cash in the foreseeable future.

The Company had no assets or liabilities classified as Level 2, Level 3 or NAV practical expedient within the fair value hierarchy as of December 31, 2021.

(4)   TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated Hermes manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including Compensation and related and Distribution expenses, are funded by another subsidiary of Federated Hermes and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which were allocated to the Company, amounted to $28.1 million for the year ended December 31, 2021 and were recorded in Expense reimbursement, net of charges, from affiliated companies on the Statement of Income.

Certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $114.1 million were accrued and recorded in Expense reimbursement, net of charges, from affiliated companies in the Statement of Income for the year ended December 31, 2021.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and was partially offset by intercompany payables related to expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5)   401(k) PLAN

The Company's domestic employees are eligible to participate in the Federated Hermes, Inc. 401(k) Plan. Matching contributions to the 401(k) plan charged to the Company by Federated Hermes were approximately $1.4 million for the year ended December 31, 2021 and were recorded in Compensation and related expense on the Statement of Income.

(6)   SHARE-BASED COMPENSATION

Federated Hermes' long-term stock-incentive compensation is provided under the Stock Incentive Plan(the Plan), as amended and subsequently approved by Federated Hermes Class A common stock shareholders from time to time. Share-based awards are granted to reward the Company's employees who have contributed to the success of the Company and to provide incentive to increase their efforts on behalf of the Company. Since the Plan's inception, a total of 30.6 million shares of Class B common stock have been authorized for granting share-based awards in the form of restricted stock, stock options or other share-based awards. As of December 31, 2021, 1.3 million shares are available under the Plan. Share-based compensation expense for the Company was $3.6 million for the year ended December 31, 2021 and is included in Compensation and related on the Statement of Income. At December 31, 2021, the maximum remaining unrecognized compensation expense related to share-based awards approximated $15.1 million which is expected to be recognized over a weighted-average period of approximately seven years.

Federated Hermes' restricted stock awards represent shares of Federated Hermes Class B common stock that may be sold by the awardee only once the restrictions lapse, as dictated by the terms of the award. The awards are generally subject to graded vesting schedules that vary in length from three to ten years with a portion of the award vesting each year, as dictated by the terms of the award. For an award with a ten-year vesting period, the restrictions on the vested portion of the award typically lapse on the award's fifth- and tenth-year anniversaries. Certain restricted stock awards granted pursuant toa key employee bonus program have a three-year graded vesting schedule with restrictions lapsing at each vesting date. During these restriction periods, the recipient receives dividends on all shares awarded, regardless of their vesting status.

(7)   INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2021:

(in thousands)	Current		Deferred		Total	
Federal	$	89	$	(32)	$	57
State		36		(44)		(8)
Total	$	33	$	(76)	$	49

The Company's effective income tax rate for the year ended December 31, 2021 was 18.6%. This rate is lower than the Company's 21% federal statutory rate primarily as a result of a change in apportionable state tax rates and a revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in Receivable from affiliates, net on the Statement of Financial Condition. The Company's U.S. federal tax returns for tax years 2018 to 2021 remain open to examination, while filings in its major state tax jurisdictions from tax years 2017 to 2021 generally remain open to examination.

The Company had no material deferred tax assets or liabilities at December 31, 2021.

(7)   INCOME TAXES (continued)

The Company files annual income tax returns in various U.S., state and local jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2021, nor were there any material changes during 2021. There is no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(8)   REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2021, the Company had no aggregate indebtedness and net capital of $1.0 million, which was $977 thousand in excess of its required net capital of $25 thousand.

(9)   COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2021.

(10)   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2022, the date these financial statements were issued and did not identify any events requiring recording or additional disclosure.

Supplemental Information

FEDERATED SECURITIES CORP.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2021
(in thousands)

Computation of net capital:

Shareholder's equity			$	22,828
Deductions and/or charges:				
Nonallowable assets	$	21,806		
Haircut on securities owned		20		21,826
Net capital			$	1,002
Aggregate indebtedness			$	0

Computation of basic net capital requirement:

Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$	25
Excess net capital		$	977
Ratio of aggregate indebtedness to net capital			0 to 1

Note: There were no material differences between the audited Computation
of Net Capital included in this report and the corresponding schedule
included in the Company's unaudited December 31, 2021 Part IIA FOCUS filing.

Federated Securities Corp.'s Exemption Report

Federated Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a.   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

b.   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Federated Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Assistant Treasurer

Date of Report: _____2/75/2022_____



Ernst & Young LLP   Tel: +1 412 644 7800
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Pittsburgh, PA 15222 ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholder, Board of Directors and Management of Federated Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Federated Securities Corp. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022